SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 6, 2019

Quarterly Securities Report

For the three months ended September 30, 2019

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 6, 2019, Sony Corporation (the “Company” or “Sony Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2019 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2018	Six months ended September 30, 2019	Fiscal year ended March 31, 2019

Sales and operating revenue	4,136,384	4,047,983	8,665,687

Operating income	434,517	509,880	894,235

Income before income taxes	558,484	493,112	1,011,648

Net income attributable to Sony Corporation’s stockholders	399,448	340,009	916,271

Comprehensive income	449,051	348,080	995,542

Total equity	4,013,157	4,618,290	4,436,690

Total assets	20,325,450	21,966,296	20,981,586

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	315.02	273.52	723.41

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	308.17	267.65	707.74

Ratio of stockholders’ equity to total assets (%)	16.6	17.8	17.9

Net cash provided by operating activities	410,829	410,485	1,258,738

Net cash used in investing activities	(528,001)	(631,215)	(1,307,445)

Net cash provided by (used in) financing activities	(270)	28,909	(122,884)

Cash and cash equivalents at end of the period	1,540,779	1,252,869	1,470,073

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2018	Three months ended September 30, 2019

Sales and operating revenue	2,182,760	2,122,259

Net income attributable to Sony Corporation’s stockholders	173,001	187,887

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	136.38	151.89

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	133.43	148.59

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2019.

As of September 30, 2019, the Company had 1,587 subsidiaries and 146 affiliated companies, of which 1,546 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 132 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. The sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.

The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Six months ended September 30
	2018	2019
Sales and operating revenue	¥4,136.4	¥4,048.0
Operating income	434.5	509.9
Income before income taxes	558.5	493.1
Net income attributable to Sony Corporation’s stockholders	399.4	340.0

Sales for the six months ended September 30, 2019 (“the current six months”) decreased 88.4 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 4 trillion 48 billion yen. This decrease was primarily due to significant decreases in sales in the EP&S and Game & Network Services (“G&NS”) segments, partially offset by increases in sales in the I&SS, Music and Pictures segments. Sales in the current six months also include 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination.

Operating income in the current six months increased 75.4 billion yen year-on-year to 509.9 billion yen. This increase was primarily due to significant increases in operating income in the I&SS, Pictures and EP&S segments, partially offset by a significant decrease in operating income in the G&NS segment.

Operating income for the same period of the previous fiscal year included the following:

•	Impairment charge against long-lived assets: 16.2 billion yen (EP&S segment)

During the current six months, restructuring charges, net, increased 4.9 billion yen year-on-year to 9.9 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current six months, recorded within operating income, was income of 3.7 billion yen, compared to a loss of 2.2 billion yen in the same period of the previous fiscal year. This improvement was mainly due to the absence of equity in net loss for DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, recorded in the Music segment in the same period of the previous fiscal year. For details, please refer to the operating performance analysis of the Music segment below.

The net effect of other income and expenses was an expense of 16.8 billion yen, compared to income of 124.0 billion yen in the same period of the previous fiscal year. This was mainly due to the absence of the 117.8 billion yen gain on equity securities, net, recorded in the same period of the previous fiscal year as a result of Spotify Technology S.A.’s (“Spotify”) public listing.

Income before income taxes decreased 65.4 billion yen year-on-year to 493.1 billion yen.

During the current six months, Sony recorded 126.9 billion yen of income tax expense, resulting in an effective tax rate of 25.7%, which was higher than the effective tax rate of 24.1% in the same period of the previous fiscal year. This higher effective tax rate was mainly due to no longer having valuation allowances recorded against a significant portion of the deferred tax assets in the U.S. consolidated tax group, partially offset by utilizing net operating loss carryforwards of Sony Corporation and its national tax filing group, which has valuation allowances recorded, against increased taxable income. Specifically, income tax expense in Sony Corporation and its national tax filing group for the current six months included 12.7 billion yen of tax benefit resulting from the actual tax expense related to the gain on the sale of Olympus Corporation shares being lower than the deferred tax liabilities recorded for the unrealized gain resulting from the revaluation of those shares.

Net income attributable to Sony Corporation’s stockholders decreased 59.4 billion yen year-on-year to 340.0 billion yen.

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Sales decreased 110.3 billion yen year-on-year to 911.9 billion yen. This decrease was primarily due to a year-on-year decrease in the contribution from first-party software titles, a decrease in PlayStation®4 hardware sales, the impact of foreign exchange rates and a decrease in sales of non-first-party software titles, partially offset by an increase in network services revenue including sales for PlayStation®Plus (“PS Plus”). Operating income decreased by 35.3 billion yen year-on-year to 138.8 billion yen. This significant decrease was primarily due to the above-mentioned decrease in sales of software and the negative impact of foreign exchange rates, partially offset by an increase in network services revenue, including sales for PS Plus, and cost reductions.

Music

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019. Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Sales increased 36.2 billion yen year-on-year to 421.5 billion yen. This increase was primarily due to higher sales for Music Publishing resulting from the consolidation of EMI, as well as higher sales for Recorded Music primarily due to an increase in streaming revenues, partially offset by lower sales for Visual Media and Platform primarily due to lower sales for Fate/Grand Order, a game application for mobile devices. Operating income increased 12.2 billion yen year-on-year to 75.8 billion yen primarily due to the impact of the above-mentioned increase in overall segment sales, as well as the absence of equity in net loss for EMI that was recorded in the same period of the previous fiscal year due to an increase in expenses incurred for EMI’s warrant and management equity plans, resulting from an appreciation in the EMI valuation as a result of Sony’s agreement to acquire the approximately 60% interest in EMI owned by the consortium led by Mubadala Investment Company.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 30.7 billion yen, a 7% increase year-on-year (an approximate 10% increase on a U.S. dollar basis), to 446.7 billion yen. The increase in sales on a U.S. dollar basis was due to higher sales for Motion Pictures, partially offset by lower sales for Media Networks and Television Productions. The increase in sales for Motion Pictures was primarily due to higher worldwide theatrical revenues year-on-year, as the current period benefited from the strong performances of Spider-Man: Far From Home and Once Upon a Time … in Hollywood. The decrease in sales for Media Networks was primarily due to lower advertising and subscription revenues across various channels. The decrease in sales for Television Productions was primarily due to lower licensing revenues for U.S. television catalog product. Operating income increased 23.8 billion yen year-on-year to 39.7 billion yen. This significant increase in operating income was primarily due to the higher worldwide theatrical revenues in Motion Pictures, improved operating results in Media Networks reflecting the benefit of the channel portfolio review that began in the previous fiscal year, as well as lower sports programming costs in India. These increases were partially offset by lower licensing revenues from U.S. television catalog product and higher development expenses for Television Productions.

Electronics Products & Solutions (EP&S)

Sales decreased by 146.7 billion yen year-on-year to 977.4 billion yen. This significant decrease was mainly due to a decrease in unit sales of smartphones and televisions, as well as the impact of foreign exchange rates. Operating income increased 17.3 billion yen year-on-year to 66.5 billion yen. This significant increase was primarily due to reductions in operating costs mainly within Mobile Communications, as well as the absence of the impairment charge against long-lived assets in Mobile Communications recorded in the same period of the previous fiscal year, partially offset by the impact of the above-mentioned decrease in sales and the negative impact of foreign exchange rates.

Imaging & Sensing Solutions (I&SS)

Sales increased 84.7 billion yen year-on-year to 541.4 billion yen, primarily due to a significant increase in sales of image sensors for mobile products, resulting from a significant increase in unit sales as well as an improvement in product mix, partially offset by the impact of foreign exchange rates. Operating income increased 48.8 billion yen year-on-year to 125.9 billion yen. This significant increase was mainly due to the impact of the above-mentioned increase in sales, partially offset by an increase in research and development expenses as well as in depreciation and amortization expenses and the negative impact of foreign exchange rates.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc., and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial Services revenue increased 25.5 billion yen year-on-year to 714.1 billion yen, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life increased 19.8 billion yen year-on-year to 639.1 billion yen, due to higher insurance premium revenue, mainly from single premium insurance, partially offset by a decrease in net gains on investments in the separate accounts. Operating income increased 5.1 billion yen year-on-year to 84.9 billion yen, primarily due to increases in operating income at Sony Life and Sony Bank. Operating income at Sony Life increased 3.2 billion yen year-on-year to 73.9 billion yen, mainly due to an increase in the policy amount in force. Operating income at Sony Bank increased primarily due to higher interest on loans.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “Sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2019, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

During the current six months, the average rates of the yen were 108.6 yen against the U.S. dollar and 121.4 yen against the euro, which were 1.7 yen and 8.5 yen higher year-on-year, respectively.

For the current six months, sales were 4 trillion 48 billion yen, a 2% decrease year-on-year, while on a constant currency basis sales were essentially flat year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income increased 75.4 billion yen year-on-year to 509.9 billion yen for the current six months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Six months ended September 30
		2018	2019
G&NS	Sales	1,022.2	911.9	-28.6
	Operating income	174.1	138.8	-8.8
EP&S	Sales	1,124.1	977.4	-29.9
	Operating income	49.2	66.5	-15.1
I&SS	Sales	456.7	541.4	-9.7
	Operating income	77.1	125.9	-7.1

In addition, sales for the Music segment increased 9% year-on-year to 421.5 billion yen, an approximate 10% increase on a constant currency basis. In the Pictures segment, sales increased 7% year-on-year to 446.7 billion yen, an approximate 10% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. Because of this, the description of the year-on-year change in sales for the Pictures segment represents the change on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Additionally, the impact of foreign exchange hedging transactions entered into by Mobile Communications during the previous fiscal year is included in the impact of foreign exchange rate fluctuations on operating income (loss) for the EP&S segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current six months, there was a net cash inflow of 410.5 billion yen from operating activities, a decrease of 0.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 89.7 billion yen, a decrease of 86.8 billion yen year-on-year. This decrease was primarily due to a smaller increase in notes and accounts payable, trade, as well as a larger increase in inventories. This decrease in net cash inflow was partially offset by the positive impact of a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net), as well as a smaller increase in accounts receivable, trade and contract assets.

The Financial Services segment had a net cash inflow of 338.1 billion yen, an increase of 87.4 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs.

Investing Activities: During the current six months, Sony used 631.2 billion yen of net cash in investing activities, an increase of 103.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 78.2 billion yen, a decrease of 18.0 billion yen year-on-year. This decrease was mainly due to the cash inflow from the sale of all of Sony’s shares of Olympus Corporation, partially offset by an increase in payments for purchases of fixed assets. Additionally, the same period of the previous fiscal year included net cash inflow resulting from the sale of certain shares of Spotify.

The Financial Services segment used 553.0 billion yen of net cash in investing activities, an increase of 121.2 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life and Sony Bank.

Financing Activities: Net cash inflow by financing activities during the current six months was 28.9 billion yen, compared to a net cash outflow of 0.3 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 230.3 billion yen net cash outflow, a decrease of 39.9 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in the redemption of straight bonds and the repayment of long-term debt, as well as funds raised through the issuance of commercial paper (“CP”), partially offset by a payment related to the repurchase of shares of Sony’s own common stock (21,409,600 shares for a total purchase price of 125.0 billion yen, as of September 30, 2019) which was approved at the meeting of its Board of Directors held on May 16, 2019.

In the Financial Services segment, there was a 241.9 billion yen net cash inflow, a decrease of 11.7 billion yen year-on-year. This decrease was primarily due to a smaller increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2019 was 1 trillion 252.9 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 716.3 billion yen at September 30, 2019, a decrease of 244.2 billion yen compared with the balance as of March 31, 2019, and a decrease of 358.8 billion yen, compared with the balance as of September 30, 2018. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 536.6 billion yen at September 30, 2019, an increase of 27.0 billion yen compared with the balance as of March 31, 2019, and an increase of 70.9 billion yen compared with the balance as of September 30, 2018.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019

Cash flows from operating activities:
Net income (loss)	57,775	60,058	382,662	323,806	423,994	366,173
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	33,438	43,235	138,388	144,704	171,826	189,939
Amortization of film costs	-	-	133,892	138,400	133,892	138,400
Other operating (income) expense, net	39	44	13,019	(6,019)	13,058	(5,961)
(Gain) loss on marketable securities and securities investments, net	(109,791)	(25,820)	(124,717)	12,939	(234,508)	(12,881)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	388	914	(185,352)	(145,747)	(185,855)	(144,399)
(Increase) decrease in inventories	-	-	(118,255)	(144,148)	(118,255)	(144,148)
(Increase) decrease in film costs	-	-	(190,494)	(176,002)	(190,494)	(176,002)
Increase (decrease) in notes and accounts payable, trade	-	-	302,979	128,786	302,979	128,786
Increase (decrease) in future insurance policy benefits and other	368,871	338,457	-	-	368,871	338,457
(Increase) decrease in deferred insurance acquisition costs	(47,090)	(48,346)	-	-	(47,090)	(48,346)
(Increase) decrease in marketable securities held in the life insurance business	(43,949)	(88,119)	-	-	(43,949)	(88,119)
Other	(8,949)	55,679	(175,651)	(187,001)	(183,640)	(131,414)

Net cash provided by (used in) operating activities	250,732	338,102	176,471	89,718	410,829	410,485

Cash flows from investing activities:
Payments for purchases of fixed assets	(9,600)	(9,379)	(145,228)	(170,398)	(154,819)	(179,778)
Payments for investments and advances	(563,301)	(681,965)	(25,373)	(32,320)	(588,674)	(714,285)
Proceeds from sales or return of investments and collections of advances	140,969	138,242	84,463	91,984	225,432	230,226
Other	78	64	(10,019)	32,571	(9,940)	32,622

Net cash provided by (used in) investing activities	(431,854)	(553,038)	(96,157)	(78,163)	(528,001)	(631,215)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	146,992	158,510	(192,289)	(80,880)	(45,298)	77,309
Increase (decrease) in deposits from customers, net	132,628	110,514	-	-	132,628	110,514
Dividends paid	(26,100)	(27,189)	(18,992)	(24,994)	(18,992)	(24,994)
Other	114	62	(58,987)	(124,463)	(68,608)	(133,920)

Net cash provided by (used in) financing activities	253,634	241,897	(270,268)	(230,337)	(270)	28,909

Effect of exchange rate changes on cash and cash equivalents	-	-	70,344	(26,029)	70,344	(26,029)

Net increase (decrease) in cash and cash equivalents including restricted	72,512	26,961	(119,610)	(244,811)	(47,098)	(217,850)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	465,645	536,556	1,080,195	719,407	1,545,840	1,255,963

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	5,061	3,094	5,061	3,094

Cash and cash equivalents at end of the period	465,645	536,556	1,075,134	716,313	1,540,779	1,252,869

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

Research and development costs for the six months ended September 30, 2019 totaled 235.7 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 18, 2019. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, CP and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,039.6 billion yen in total for Sony Corporation, SGTS and SCC as of September 30, 2019. Sony issued CP in the U.S. during the fiscal year ended March 31, 2019. The largest month-end outstanding balance of the CP programs during the fiscal year ended March 31, 2019 was approximately 19.0 billion yen in November 2018, and there were no amounts outstanding under the CP programs as of March 31, 2019. Current six months, Sony issued CP in the U.S. and Japan. The largest month-end outstanding balance of the CP programs current six months was 100.0 billion yen as of September 30, 2019.

In October 2019, Sony Corporation issued unsecured straight bonds in the total principal amount of 100.0 billion yen. Sony Corporation used all of the proceeds of the issued bonds for the repayment of 100.0 billion yen of CP, including 70.0 billion yen of CP issued for the purpose of redeeming the Thirtieth Series Unsecured Bonds.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 515.1 billion yen in unused committed lines of credit, as of September 30, 2019. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2019.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2019)	As of the filing date of the Quarterly Securities Report (November 6, 2019)
Common stock	1,272,266,343	1,272,290,543	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,272,266,343	1,272,290,543	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during November 2019, the month in which this Quarterly Securities Report was filed.

ii) Stock Acquisition Rights

    ①Description of Stock Option

Not applicable.

    ②Other Stock Acquisition Rights

Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended September 30, 2019.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From July 1 to September 30, 2019	741	1,272,266	1,692	876,579	1,692	1,090,272

Notes:

1.

The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) and the issuance of new shares of restricted stock as compensation.

2.

Upon the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) during the period from July 1 to September 30, 2019, the total number of shares issued increased by 572 thousand shares, and the amount of common stock and the legal capital surplus each increased by 1,215 million yen.

3.

Upon the issuance of new shares of restricted stock as compensation on July 23, 2019, the total number of shares issued increased by 169 thousand shares, and the amount of common stock and the legal capital surplus each increased by 477 million yen.

Outline of the issuance of new shares of restricted stock as compensation on July 23, 2019 is as follows:

Issue Price	Amount of paid-in capital	Allottees
5,648 yen per share	2,824 yen per share	5 Corporate Executive Officers of the Company, 11 Non-Executive Directors of the Company, 7 Executives of the Company and 1 Executive of the subsidiary of the Company
4.

Upon the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) during the period from October 1, 2019 to October 31, 2019, the total number of shares issued increased by 24 thousand shares, and the amount of common stock and the legal capital surplus each increased by 57 million yen.

v) Status of Major Shareholders

(As of September 30, 2019)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	124,413	10.11
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	89,967	7.31
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	78,601	6.39
JP Morgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	270 Park Avenue, New York, NY 10017, United States of America (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	27,524	2.24
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	26,019	2.11
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	24,414	1.98
Japan Trustee Services Bank, Ltd. (Trust account 7) *2	1-8-11, Harumi, Chuo-ku, Tokyo	23,592	1.92
JP Morgan Chase Bank 385151 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	22,427	1.82
GIC Private Limited - C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore068912 (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	19,039	1.55
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	17,849	1.45
Total		453,845	36.89

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of September 30, 2019, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70
5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and 8 Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. As of September 30, 2019, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2019)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	41,923,400	—	—
Shares with full voting rights (Others)	1,228,422,900	12,284,229	—
Shares constituting less than one full unit	1,920,043	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,272,266,343	—	—
Total voting rights held by all shareholders	—	12,284,229	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2019)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	41,923,400	—	41,923,400	3.30
Total	—	41,923,400	—	41,923,400	3.30

Note:

In addition to the 41,923,400 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2019 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2019	At September 30, 2019
ASSETS
Current assets:
Cash and cash equivalents	1,470,073	1,252,869
Marketable securities	1,324,538	1,445,531
Notes and accounts receivable, trade and contract assets	1,091,242	1,176,090
Allowance for doubtful accounts	(25,440)	(24,135)
Inventories	653,278	779,533
Other receivables	223,620	234,869
Prepaid expenses and other current assets	509,301	543,459
Total current assets	5,246,612	5,408,216
Film costs	409,005	434,782
Investments and advances:
Affiliated companies	163,365	188,423
Securities investments and other	11,561,286	12,028,384
	11,724,651	12,216,807
Property, plant and equipment:
Land	83,992	82,727
Buildings	664,157	646,786
Machinery and equipment	1,585,382	1,602,882
Construction in progress	39,208	49,156
	2,372,739	2,381,551
Less – Accumulated depreciation	1,595,686	1,571,317
	777,053	810,234
Other assets:
Operating lease right-of-use assets	-	308,358
Finance lease right-of-use assets	-	37,552
Intangibles, net	917,966	889,562
Goodwill	768,552	749,372
Deferred insurance acquisition costs	595,265	605,118
Deferred income taxes	202,486	190,808
Other	339,996	315,487
	2,824,265	3,096,257
Total assets	20,981,586	21,966,296

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2019	At September 30, 2019
LIABILITIES
Current liabilities:
Short-term borrowings	618,618	875,226
Current portion of long-term debt	172,461	31,564
Current portion of long-term operating lease liabilities	-	66,477
Notes and accounts payable, trade	492,124	610,407
Accounts payable, other and accrued expenses	1,693,048	1,499,157
Accrued income and other taxes	135,226	197,386
Deposits from customers in the banking business	2,302,314	2,365,411
Other	666,024	669,810
Total current liabilities	6,079,815	6,315,438
Long-term debt	568,372	529,561
Long-term operating lease liabilities	-	268,007
Accrued pension and severance costs	384,232	372,438
Deferred income taxes	531,421	517,673
Future insurance policy benefits and other	5,642,671	5,912,918
Policyholders’ account in the life insurance business	3,048,202	3,161,271
Other	281,382	263,172
Total liabilities	16,536,095	17,340.478
Redeemable noncontrolling interest	8,801	7,528
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2019–Shares authorized: 3,600,000,000, shares issued: 1,271,230,341	874,291
At September 30, 2019–Shares authorized: 3,600,000,000, shares issued: 1,272,266,343		876,579
Additional paid-in capital	1,266,874	1,269,813
Retained earnings	2,320,586	2,628,516
Accumulated other comprehensive income –
Unrealized gains on securities, net	135,035	160,877
Unrealized losses on derivative instruments, net	(19)	(327)
Pension liability adjustment	(310,457)	(304,430)
Foreign currency translation adjustments	(435,229)	(497,816)
	(610,670)	(641,696)
Treasury stock, at cost
Common stock
At March 31, 2019–20,483,474 shares	(104,704)
At September 30, 2019–41,923,475 shares		(229,782)
	3,746,377	3,903,430
Noncontrolling interests	690,313	714,860
Total equity	4,436,690	4,618,290
Total liabilities and equity	20,981,586	21,966,296

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2018	2019
Sales and operating revenue:
Net sales	3,411,934	3,283,956
Financial services revenue	684,733	709,909
Other operating revenue	39,717	54,118
	4,136,384	4,047,983
Costs and expenses:
Cost of sales	2,335,231	2,218,018
Selling, general and administrative	746,890	705,083
Financial services expenses	604,490	624,671
Other operating (income) expense, net	13,058	(5,961)
	3,699,669	3,541,811
Equity in net income (loss) of affiliated companies	(2,198)	3,708
Operating income	434,517	509,880
Other income:
Interest and dividends	9,305	10,758
Gain on equity securities, net	124,714	-
Other	2,194	3,155
	136,213	13,913
Other expenses:
Interest	7,194	7,664
Loss on equity securities, net	-	13,020
Foreign exchange loss, net	3,911	8,949
Other	1,141	1,048
	12,246	30,681
Income before income taxes	558,484	493,112
Income taxes	134,490	126,939
Net income	423,994	366,173
Less - Net income attributable to noncontrolling interests	24,546	26,164
Net income attributable to Sony Corporation’s stockholders	399,448	340,009

	Yen
	Six months ended September 30
	2018	2019
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	315.02	273.52
– Diluted	308.17	267.65

The accompanying notes are an integral part of these statements.

            Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2018	2019
Sales and operating revenue:
Net sales	1,809,739	1,725,310
Financial services revenue	351,493	375,089
Other operating revenue	21,528	21,860
	2,182,760	2,122,259
Costs and expenses:
Cost of sales	1,222,744	1,156,980
Selling, general and administrative	397,129	354,916
Financial services expenses	312,334	336,178
Other operating (income) expense, net	13,383	(2,404)
	1,945,590	1,845,670
Equity in net income of affiliated companies	2,341	2,366
Operating income	239,511	278,955
Other income:
Interest and dividends	4,571	4,953
Gain on equity securities, net	9,935	-
Other	1,461	2,036
	15,967	6,989
Other expenses:
Interest	3,876	2,784
Loss on equity securities, net	-	13,343
Foreign exchange loss, net	4,922	7,253
Other	282	470
	9,080	23,850
Income before income taxes	246,398	262,094
Income taxes	59,268	61,927
Net income	187,130	200,167
Less - Net income attributable to noncontrolling interests	14,129	12,280
Net income attributable to Sony Corporation’s stockholders	173,001	187,887

	Yen
	Three months ended September 30
	2018	2019
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	136.38	151.89
– Diluted	133.43	148.59

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2018	2019
Net income	423,994	366,173
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(21,066)	39,925
Unrealized gains (losses) on derivative instruments	915	(308)
Pension liability adjustment	4,743	6,040
Foreign currency translation adjustments	40,465	(63,750)
Total comprehensive income	449,051	348,080
Less – Comprehensive income attributable to noncontrolling interests	13,231	39,097
Comprehensive income attributable to Sony Corporation’s stockholders	435,820	308,983

	Yen in millions
	Three months ended September 30
	2018	2019
Net income	187,130	200,167
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(24,337)	13,624
Unrealized losses on derivative instruments	(563)	(1,072)
Pension liability adjustment	2,467	3,126
Foreign currency translation adjustments	32,168	(21,052)
Total comprehensive income	196,865	194,793
Less – Comprehensive income attributable to noncontrolling interests	5,314	16,475
Comprehensive income attributable to Sony Corporation’s stockholders	191,551	178,318

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2018	2019
Cash flows from operating activities:
Net income	423,994	366,173
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	171,826	189,939
Amortization of film costs	133,892	138,400
Accrual for pension and severance costs, less payments	(5,310)	(3,744)
Other operating (income) expense, net	13,058	(5,961)
(Gain) loss on securities investments, net (other than financial services business)	(124,717)	12,939
Gain on marketable securities and securities investments held in the financial services business, net	(109,791)	(25,820)
Deferred income taxes	(3,350)	(17,978)
Equity in net (income) loss of affiliated companies, net of dividends	4,559	(924)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(185,855)	(144,399)
Increase in inventories	(118,255)	(144,148)
Increase in film costs	(190,494)	(176,002)
Increase in notes and accounts payable, trade	302,979	128,786
Increase in accrued income and other taxes	62,075	47,557
Increase in future insurance policy benefits and other	368,871	338,457
Increase in deferred insurance acquisition costs	(47,090)	(48,346)
Increase in marketable securities held in the life insurance business	(43,949)	(88,119)
Increase in other current assets	(72,246)	(33,747)
Decrease in other current liabilities	(43,719)	(167,023)
Other	(125,649)	44,445
Net cash provided by operating activities	410,829	410,485

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2018	2019
Cash flows from investing activities:
Payments for purchases of fixed assets	(154,819)	(179,778)
Proceeds from sales of fixed assets	11,355	10,611
Payments for investments and advances by financial services business	(563,301)	(681,965)
Payments for investments and advances (other than financial services business)	(25,373)	(32,320)
Proceeds from sales or return of investments and collections of advances by financial services business	140,969	138,242
Proceeds from sales or return of investments and collections of advances (other than financial services business)	1,996	11,627
Proceeds from sales of businesses	-	7,864
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	-
Proceeds from sales of Olympus Corporation Shares	-	80,357
Other	(21,295)	14,147
Net cash used in investing activities	(528,001)	(631,215)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,958	6,283
Payments of long-term debt	(229,504)	(186,103)
Increase in short-term borrowings, net	133,248	257,129
Increase in deposits from customers in the financial services business, net	132,628	110,514
Dividends paid	(18,992)	(24,994)
Payments for purchase of treasury stock	(97)	(125,078)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	(32,041)	-
Other	(36,470)	(8,842)
Net cash provided by (used in) financing activities	(270)	28,909
Effect of exchange rate changes on cash and cash equivalents, including restricted	70,344	(26,029)
Net decrease in cash and cash equivalents, including restricted	(47,098)	(217,850)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813
Cash and cash equivalents, including restricted, at end of the period	1,545,840	1,255,963
Less - restricted cash and cash equivalents, included in other current assets and other assets	5,061	3,094
Cash and cash equivalents at end of the period	1,540,779	1,252,869

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Leases -

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet.

Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date. As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization. In addition, Sony has applied the short-term lease exception.

As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019. This impact is mainly due to operating leases of real estate. The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets. Finance lease right-of-use assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use assets from April 1, 2019 onward.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08. This ASU requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2018 have been made to conform to the presentation for the six and three months ended September 30, 2019.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2019				September 30, 2019
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds	1,422,620	220,989	(20)	1,643,589	1,462,670	247,333	(188)	1,709,815
Japanese local government bonds	67,461	70	(34)	67,497	64,036	66	(58)	64,044
Japanese corporate bonds	202,433	17,178	(223)	219,388	201,815	21,231	(72)	222,974
Foreign government bonds	153,429	8,669	(603)	161,495	163,273	32,965	(21)	196,217
Foreign corporate bonds	360,299	944	(376)	360,867	373,708	810	(115)	374,403
Securitized products	190,111	1	-	190,112	217,246	1	-	217,247
Other	2,286	2,402	-	4,688	2,286	2,449	-	4,735

	2,398,639	250,253	(1,256)	2,647,636	2,485,034	304,855	(454)	2,789,435

Held-to-maturity securities:
Japanese national government bonds *1	6,042,635	2,016,786	-	8,059,421	6,114,619	2,257,415	(839)	8,371,195
Japanese local government bonds	3,518	388	-	3,906	2,986	374	-	3,360
Japanese corporate bonds	409,329	44,348	(5,845)	447,832	462,067	64,978	(3,732)	523,313
Foreign government bonds *2	386,392	18,609	(13,742)	391,259	588,166	107,798	-	695,964
Foreign corporate bonds	198	11	-	209	198	9	-	207
Securitized products	-	-	-	-	5,392	-	(395)	4,997

	6,842,072	2,080,142	(19,587)	8,902,627	7,173,428	2,430,574	(4,966)	9,599,036

Total	9,240,711	2,330,395	(20,843)	11,550,263	9,658,462	2,735,429	(5,420)	12,388,471

*1	As of September 30, 2019, held-to-maturity securities include 193,228 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2	As of September 30, 2019, held-to-maturity securities include 222,847 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the six months ended September 30, 2018 and 2019, respectively, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 62,120 million yen and 4,314 million yen due to the sale of equity securities and net unrealized gains of 173,662 million yen and 5,046 million yen due to revaluation of equity securities held at the end of the period for the second quarter of the fiscal year ended March 31, 2019 and ending March 31, 2020, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the six months ended September 30, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to its artists and distributed labels are included within other in the investing activities section of the consolidated statement of cash flows.

The remaining shares retained as of September 30, 2018 had a gross fair value of 105,242 million yen (927 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 63,596 million yen (589 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

The revaluation of the remaining Spotify shares retained as of September 30, 2019 resulted in a pre-tax unrealized loss, net of costs to be paid to Sony’s artists and distributed labels, of 8,721 million yen (82 million U.S. dollars) recorded in loss on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,105	212,012	-	234,117	234,117	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,643,589	-	1,643,589	18,719	1,624,870	-	-
Japanese local government bonds	-	67,497	-	67,497	7,768	59,729	-	-
Japanese corporate bonds	-	219,388	-	219,388	11,472	207,916	-	-
Foreign government bonds	-	161,495	-	161,495	3,984	157,511	-	-
Foreign corporate bonds	-	338,163	22,704	360,867	90,801	270,066	-	-
Securitized products	-	25,029	165,083	190,112	-	190,112	-	-
Other	-	4,688	-	4,688	-	4,688	-	-
Equity securities	1,037,100	135,794	-	1,172,894	951,390	221,504	-	-
Other investments *1	5,489	1,507	6,918	13,914	-	13,914	-	-
Derivative assets *2, *3	444	10,042	-	10,486	-	-	9,431	1,055

Total assets	1,065,138	2,819,204	194,705	4,079,047	1,318,251	2,750,310	9,431	1,055

Liabilities:
Derivative liabilities *2, *3	136	32,686	-	32,822	-	-	19,852	12,970

Total liabilities	136	32,686	-	32,822	-	-	19,852	12,970

	Yen in millions
	September 30, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	21,578	235,533	-	257,111	257,111	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,709,815	-	1,709,815	15,015	1,694,800	-	-
Japanese local government bonds	-	64,044	-	64,044	13,908	50,136	-	-
Japanese corporate bonds	-	222,974	-	222,974	18,539	204,435	-	-
Foreign government bonds	-	196,217	-	196,217	2,156	194,061	-	-
Foreign corporate bonds	-	356,319	18,084	374,403	80,867	293,536	-	-
Securitized products	-	32,946	184,301	217,247	-	217,247	-	-
Other	-	4,735	-	4,735	-	4,735	-	-
Equity securities	1,011,036	141,887	-	1,152,923	1,050,009	102,914	-	-
Other investments *1	5,578	1,880	5,892	13,350	-	13,350	-	-
Derivative assets *2, *3	47	13,083	-	13,130	-	-	12,659	471

Total assets	1,038,239	2,979,433	208,277	4,225,949	1,437,605	2,775,214	12,659	471

Liabilities:
Derivative liabilities *2, *3	1,114	23,600	-	24,714	-	-	10,078	14,636

Total liabilities	1,114	23,600	-	24,714	-	-	10,078	14,636

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2018 and 2019 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Issuance of new shares	752	-	752
Exercise of stock acquisition rights	11,727	-	11,727
Conversion of convertible bonds	14	-	14
Stock-based compensation	61	-	61
Comprehensive income:
Net income	399,448	24,546	423,994
Other comprehensive income, net of tax —
Unrealized losses on securities	(10,992)	(10,074)	(21,066)
Unrealized gains on derivative instruments	915	-	915
Pension liability adjustment	4,674	69	4,743
Foreign currency translation adjustments	41,775	(1,310)	40,465

Total comprehensive income	435,820	13,231	449,051

Dividends declared	(19,034)	(27,818)	(46,852)
Purchase of treasury stock	(97)	-	(97)
Transactions with noncontrolling interests shareholders and other	(24,021)	(22,517)	(46,538)

Balance at September 30, 2018	3,365,038	648,119	4,013,157

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Issuance of new shares	954	43	997
Exercise of stock acquisition rights	3,599	-	3,599
Conversion of convertible bonds	24	-	24
Stock-based compensation	1,366	-	1,366
Comprehensive income:
Net income	340,009	26,164	366,173
Other comprehensive income, net of tax —
Unrealized gains on securities	25,842	14,083	39,925
Unrealized losses on derivative instruments	(308)	-	(308)
Pension liability adjustment	6,027	13	6,040
Foreign currency translation adjustments	(62,587)	(1,163)	(63,750)

Total comprehensive income	308,983	39,097	348,080

Dividends declared	(24,607)	(11,438)	(36,045)
Purchase of treasury stock	(125,078)	-	(125,078)
Transactions with noncontrolling interests shareholders and other	(716)	(3,155)	(3,871)

Balance at September 30, 2019	3,903,430	714,860	4,618,290

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2018 and 2019.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2018 and 2019 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	(20,985)	2,333	-	43,005	24,353
Amounts reclassified out of accumulated other comprehensive income	(81)	(1,418)	4,743	(2,540)	704

Net current-period other comprehensive income	(21,066)	915	4,743	40,465	25,057
Less: Other comprehensive income attributable to noncontrolling interests	(10,074)	-	69	(1,310)	(11,315)

Balance at September 30, 2018	99,673	(327)	(291,770)	(403,476)	(595,900)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications	40,058	656	(121)	(63,750)	(23,157)
Amounts reclassified out of accumulated other comprehensive income	(133)	(964)	6,161	-	5,064

Net current-period other comprehensive income	39,925	(308)	6,040	(63,750)	(18,093)
Less: Other comprehensive income attributable to noncontrolling interests	14,083	-	13	(1,163)	12,933

Balance at September 30, 2019	160,877	(327)	(304,430)	(497,816)	(641,696)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the three and six months ended September 30, 2018 and 2019 is as follows:

	Yen in millions
	Six months ended September 30
	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	399,448	340,009

	Thousands of shares
Weighted-average shares outstanding	1,268,017	1,243,086
Effect of dilutive securities:
Stock acquisition rights	4,206	3,247
Zero coupon convertible bonds	23,967	24,010

Weighted-average shares for diluted EPS computation	1,296,190	1,270,343

	Yen
Basic EPS	315.02	273.52

Diluted EPS	308.17	267.65

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2018 and 2019 were 1,412 thousand shares and 2,879 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	173,001	187,887

	Thousands of shares
Weighted-average shares outstanding	1,268,535	1,237,011
Effect of dilutive securities:
Stock acquisition rights	4,061	3,407
Zero coupon convertible bonds	23,966	24,009

Weighted-average shares for diluted EPS computation	1,296,562	1,264,427

	Yen
Basic EPS	136.38	151.89

Diluted EPS	133.43	148.59

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2018 and 2019 were 1,412 thousand shares and 2,879 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	March 31, 2019	September 30, 2019
Contract assets	19,147	18,374
Contract liabilities *	254,646	234,862

* Contract liabilities are included in the consolidated balance sheets as Other, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 153,638 million yen were recognized during the six months ended September 30, 2019, which were included in the balance of contract liabilities at March 31, 2019.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 8.

7.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2019, the total unused portion of the lines of credit extended under these contracts was 30,737 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of September 30, 2019 amounted to 576,104 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of September 30, 2019, these subsidiaries were committed to make payments under such contracts of 100,678 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within six years. As of September 30, 2019, these subsidiaries were committed to make payments of 113,824 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of September 30, 2019, Sony has committed to make payments of 156,819 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of September 30, 2019, Sony has committed to make payments of 119,642 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of September 30, 2019, Sony has committed to make payments of 7,177 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In July 2019, the General Court upheld the European Commission’s decision. Sony reviewed the judgment carefully and filed an appeal with the Court of Justice of the European Union in September 2019. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceedings will not have a material impact on Sony’s results of operations and financial position.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceeding will not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2019 amounted to 2,278 million yen.

8.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020. In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

The Game & Network Services (“G&NS”) segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2018	2019
Sales and operating revenue:
Game & Network Services -
Customers	985,734	879,796
Intersegment	36,432	32,055

Total	1,022,166	911,851
Music -
Customers	378,002	416,780
Intersegment	7,325	4,748

Total	385,327	421,528
Pictures -
Customers	415,248	446,146
Intersegment	704	546

Total	415,952	446,692
Electronics Products & Solutions -
Customers	1,115,799	966,967
Intersegment	8,322	10,447

Total	1,124,121	977,414
Imaging & Sensing Solutions -
Customers	399,597	496,754
Intersegment	57,088	44,648

Total	456,685	541,402
Financial Services -
Customers	684,733	709,909
Intersegment	3,925	4,207

Total	688,658	714,116
All Other -
Customers	151,673	118,575
Intersegment	20,369	19,913

Total	172,042	138,488
Corporate and elimination	(128,567)	(103,508)

Consolidated total	4,136,384	4,047,983

	Yen in millions
	Three months ended September 30
	2018	2019
Sales and operating revenue:
Game & Network Services -
Customers	535,754	438,046
Intersegment	14,311	16,344

Total	550,065	454,390
Music -
Customers	200,294	216,742
Intersegment	3,562	2,533

Total	203,856	219,275
Pictures -
Customers	242,021	260,387
Intersegment	(1,150)	217

Total	240,871	260,604
Electronics Products & Solutions -
Customers	551,005	486,311
Intersegment	4,958	7,188

Total	555,963	493,499
Imaging & Sensing Solutions -
Customers	222,924	285,579
Intersegment	31,522	25,145

Total	254,446	310,724
Financial Services -
Customers	351,493	375,089
Intersegment	1,960	2,092

Total	353,453	377,181
All Other -
Customers	77,226	57,943
Intersegment	11,892	10,954

Total	89,118	68,897
Corporate and elimination	(65,012)	(62,311)

Consolidated total	2,182,760	2,122,259

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2018	2019
Operating income (loss):
Game & Network Services	174,072	138,791
Music	63,605	75,757
Pictures	15,934	39,694
Electronics Products & Solutions	49,166	66,453
Imaging & Sensing Solutions	77,065	125,906
Financial Services	79,741	84,884
All Other	5,336	(168)

Total	464,919	531,317
Corporate and elimination	(30,402)	(21,437)

Consolidated operating income	434,517	509,880

	Yen in millions
	Three months ended September 30
	2018	2019
Operating income (loss):
Game & Network Services	90,622	64,987
Music	31,501	37,480
Pictures	23,535	39,318
Electronics Products & Solutions	16,456	41,387
Imaging & Sensing Solutions	47,928	76,378
Financial Services	39,160	38,779
All Other	5,042	2,434

Total	254,244	300,763
Corporate and elimination	(14,733)	(21,808)

Consolidated operating income	239,511	278,955

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category:

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2018	2019
Game & Network Services
Digital Software and Add-on Content	483,209	442,853
Network Services	151,441	167,983
Hardware and Others	351,084	268,960

Total	985,734	879,796

Music
Recorded Music	205,202	224,164
Music Publishing	40,900	77,697
Visual Media and Platform	131,900	114,919

Total	378,002	416,780

Pictures
Motion Pictures	177,902	221,241
Television Productions	113,897	108,032
Media Networks	123,449	116,873

Total	415,248	446,146

Electronics Products & Solutions
Televisions	378,255	314,240
Audio and Video	166,790	162,497
Still and Video Cameras	216,290	199,860
Mobile Communications	245,240	178,264
Other	109,224	112,106

Total	1,115,799	966,967

Imaging & Sensing Solutions	399,597	496,754
Financial Services	684,733	709,909
All Other	151,673	118,575
Corporate	5,598	13,056

Consolidated total	4,136,384	4,047,983

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2018	2019
Game & Network Services
Digital Software and Add-on Content	258,267	226,889
Network Services	75,997	84,377
Hardware and Others	201,490	126,780

Total	535,754	438,046

Music
Recorded Music	105,463	112,202
Music Publishing	19,436	38,407
Visual Media and Platform	75,395	66,133

Total	200,294	216,742

Pictures
Motion Pictures	109,334	140,371
Television Productions	68,482	61,546
Media Networks	64,205	58,470

Total	242,021	260,387

Electronics Products & Solutions
Televisions	191,705	166,479
Audio and Video	81,861	83,754
Still and Video Cameras	103,034	99,606
Mobile Communications	114,886	77,714
Other	59,519	58,758

Total	551,005	486,311
Imaging & Sensing Solutions	222,924	285,579
Financial Services	351,493	375,089
All Other	77,226	57,943
Corporate	2,043	2,162

Consolidated total	2,182,760	2,122,259

Sony has realigned its product category configuration in regard to the new EP&S segment from the first quarter of the fiscal year ending March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the six months ended September 30, 2018 and 2019 was (40,572) million yen and 1,674 million yen, respectively. In addition, the operating income (loss) of the three months ended September 30, 2018 and 2019 was (29,814) million yen and 635 million yen, respectively.

	Yen in millions
	Six months ended September 30
	2018	2019
Depreciation and amortization:
Game & Network Services	14,116	13,690
Music	8,867	14,047
Pictures	11,864	11,115
Electronics Products & Solutions, including contract costs	32,759	29,631
Imaging & Sensing Solutions	52,998	61,567
Financial Services, including deferred insurance acquisition costs	33,438	45,235
All Other	2,356	2,653

Total	156,398	177,938

Corporate	15,428	12,001

Consolidated total	171,826	189,939

	Yen in millions
	Six months ended September 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	781	-	781
Pictures	2,590	-	2,590
Electronics Products & Solutions	835	4	839
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	769	-	769

Consolidated total	4,975	4	4,979

	Yen in millions
	Six months ended September 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	485	-	485
Pictures	191	-	191
Electronics Products & Solutions	6,600	-	6,600
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	2,357	245	2,602

Consolidated total	9,633	245	9,878

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2018	2019
Depreciation and amortization:
Game & Network Services	7,092	6,878
Music	4,498	7,268
Pictures	5,994	5,362
Electronics Products & Solutions, including contract costs	16,467	14,550
Imaging & Sensing Solutions	27,058	32,128
Financial Services, including deferred insurance acquisition costs	15,532	23,084
All Other	1,147	1,257

Total	77,788	90,527

Corporate	7,795	6,000

Consolidated total	85,583	96,527

	Yen in millions
	Three months ended September 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	781	-	781
Pictures	1,988	-	1,988
Electronics Products & Solutions	571	4	575
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	326	-	326

Consolidated total	3,666	4	3,670

	Yen in millions
	Three months ended September 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	485	-	485
Pictures	191	-	191
Electronics Products & Solutions	4,708	-	4,708
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	896	-	896

Consolidated total	6,280	-	6,280

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2018	2019
Japan	1,300,839	1,296,780
United States	874,767	864,963
Europe	843,798	770,006
China	383,410	450,408
Asia-Pacific	462,018	433,141
Other Areas	271,552	232,685

Total	4,136,384	4,047,983

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2018	2019
Japan	669,141	669,258
United States	475,900	429,935
Europe	449,147	407,059
China	199,240	249,320
Asia-Pacific	255,025	250,038
Other Areas	134,307	116,649

Total	2,182,760	2,122,259

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2018 and 2019.

9.	Subsequent event

On October 10, 2019, Sony Corporation issued under its existing domestic bond shelf registration 100.0 billion yen of unsecured straight bonds. The bonds have interest rates and maturity dates as follows:

Amount	Interest rate	Maturity date
30.0 billion yen	0.13% per annum	October 10, 2024
10.0 billion yen	0.18% per annum	October 9, 2026
60.0 billion yen	0.30% per annum	October 10, 2029

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2019 as below:

1. Total amount of interim cash dividends:

24,607 million yen

2. Amount of interim cash dividends per share:

20.00 yen

3. Payment date:

December 2, 2019

Interim cash dividends for the fiscal year ending March 31, 2020 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2019.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Commitments, contingent liabilities and other”.